SECORE & WALLER, L.L.P.
ATTORNEYS AND COUNSELORS
FOUR FOREST
12222 MERIT DRIVE, SUITE 1350
DALLAS, TEXAS 75251
(972) 776-0200
TELECOPIER (972) 776-0240

JOAN CONWAY WALLER, P.C.	www.secorewaller.com	jo@secorewaller.com
November 20, 2007
Via Federal Express
Ms. Karen J. Garnett
Assistant Director
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Proinvest Realty Fund, LLC
Amendment No. 2 to Form S-11
Filed on November 19, 2007
File No. 333-144134
Dear Ms. Garnett:
     Thank you for your comment letter dated October 17, 2007. We amended the Registration Statement in response to your comments, and Amendment No. 2 was filed electronically on November 20, 2007. Our responses are set forth below, in the order of your letter. Three marked courtesy copies are being forwarded to you.
     Please note that some additional changes have been made in response to comments we received from the Texas Securities Board.
Summary Risk Factors, page 2
1. Please add to your third bulleted risk factor that there is no date certain upon which you must liquidate. We note disclosure of this fact elsewhere in your filing, including on page 3 under “Plan of Business.”
    Response: We added the requested disclosure to the third bulleted risk factor, to the effect that there is no certain date upon which the Company must be liquidated.
Distribution Policy, page 4
2. We note your response to prior comment 13 and your related additional disclosure. You state that distributions are not likely to be made in the early years of operations. Please revise your disclosure to clarify, if true, that the distributions you are referring to do not include the 8%

Ms. Karen Garnett
Securities and Exchange Commission
November 20, 2007

preferential return. Please also state when you plan to begin distributing the 8% preferential return.
     Response: The first cash available for distribution will go toward the 8% preferential return, as set forth under “Distribution Policy” and “Distributions and Allocations — Distributions of Net Cash from Operations.” The timing of such distributions is dependent upon many factors. Most properties to be acquired are likely to need some rehabilitation before they create a positive cash flow, since the Company is planning to target properties that are under market value. The timing of distributions is also dependent upon how quickly properties are acquired, which is not determinable at this time. The disclosure you referred to has been revised to clarify that the distributions of liquidation proceeds are not anticipated to be made during the early years but that net cash flow from operations will be distributed as soon as the acquired properties start generating an aggregate positive cash flow.
3. We note that you do not plan to make distributions in the early years of operations because you do not plan to sell any property until four to six years from the date you purchase it. Please revise to clarify whether you expect to make any distributions using income earned from operations. In this regard, we note the disclosure on page 55.
     Response: As set forth in our response to comment 2, we have revised the referenced sentence to clarify that liquidation proceeds are not likely to be distributed in the early years of the program but that net cash from operations will be distributed as soon as it is available.
Estimated Use of Proceeds, page 14
4. We note disclosure on page 24, which indicates that a portion of your organizational and offering expenses cannot be determined at this time. In light of this disclosure, please tell us how you calculated the amounts of organizational and offering expenses shown in the table on page 15.
     Response: The amounts of organizational and offering expenses were estimated, based on known amounts and projected expenses. If the actual expenses exceed the estimated amount, they will be paid by Proinvest Realty Advisors, LLC and not reimbursed by the Company. We have added a footnotes to the use of proceeds table and the compensation table to show that the accounting and administrative fees are included in the amount estimated for organization and offering expenses.

Ms. Karen Garnett
Securities and Exchange Commission
November 20, 2007

5. In footnote 4 on page 15, you state that the amount available for investment includes the Property Advisory Fee to be paid to the manager. Please explain to us how this amount has been included. In your explanation, please disclose the amount you assigned to the total investment cost for each property acquired.
     Response: Under the NASAA Guidelines, we are required to show that a portion of the funds available for investment in properties includes the Property Advisory Fee. We have estimated the amount of this fee, which is equal to 2% of the investment cost for each property to be acquired. Of the total amount of funds available for investment, after payment of offering expenses, 98% will represent the investment cost of each property and 2% will be paid as a Property Advisory Fees.
6. Please revise footnote 4 to clarify, if true, that the Property Advisory Fee also includes 2% of the budgeted amount of funds to be used to develop, construct, rehabilitate or improve each property.
     Response: Footnote 4 has been revised to reflect that the Property Advisory Fee includes 2% of the budgeted amount of funds to be used to develop, construct, rehabilitate or improve each property.
Acquisition and Investment Policies, page 16
7. We note your response to prior comment 20. You state that there is no absolute limitation on the value of proposed investments. However, please revise to state whether you are subject to any limitations with respect to the type of investments you may make. We note your disclosure on page 16 about the types of properties that you may invest in and the properties you will not invest in, but please revise to clarify whether you have any absolute limitation that are set forth in your LLC agreement or otherwise.
     Response: We have added a sentence to this section to the effect that there are no absolute limitations in the Limited Liability Company Agreement or otherwise relating to the types of properties the Company may acquire.
Management, page 20
8. We reissue prior comment 21. For Mr. Olson, Mr. Millard, and Mr. Crosson, please revise your disclosure to describe their business experience over the past five years, including

Ms. Karen Garnett
Securities and Exchange Commission
November 20, 2007

whether they worked and the specific responsibilities or positions held with each employer. In this discussion, please be clear about what years each person held such positions.
     Response: We have added additional disclosure as requested with regard to Mr. Olson. With regard to Mr. Millard, we believe the current disclosure is adequate, as it states that he has been practicing law as a sole practitioner for the last five years in the real estate area. Mr. Crosson’s information has been expanded to reflect that he has had the same position with his company since its inception in 1977.
Compensation of the Manager and Affiliates, page 24
9. We note your response to prior comment 16. However, it appears that none of the fees listed in this table were negotiated at arms-length since all involve payments to affiliates. Please revise the introductory paragraph to remove any indication that the fees resulted from arms-length negotiations.
     Response: We have removed all indications in the referenced paragraph and throughout the prospectus that fees with affiliates were negotiated on an arm’s length basis.
10. Please revise the table to provide a separate column that identifies the party receiving each of the fees listed.
     Response: We have revised the table as requested. In response to a comment from the Texas Securities Board, broker dealer compensation has been added to this table.
11. We note that you have disclosed the amounts available for investment under “Estimated Use of Proceeds” on page 15. Assuming these amounts are invested in properties, please revise to disclose the approximate amount of Property Advisory Fee at both the minimum and maximum offering amounts.
     Response: We have added the requested disclosure of the approximate amounts of Property Advisory Fees.
12. Please tell us why you have included real estate commissions under Operational Stage instead of Acquisition Stage. If you expect to pay commissions during the acquisition stage, please relocate the disclosure regarding commissions to that sub-heading and provide an estimate

Ms. Karen Garnett
Securities and Exchange Commission
November 20, 2007

of the amount of such commissions, or an estimated range, considering current industry standards.
     Response: That item was listed under the Operational State in error. We have moved the disclosure regarding real estate commissions to the Acquisition Stage section and provided an estimate of the amounts. Although the seller of a property would customarily pay any commissions on the sale, the Company may seek to purchase properties that are not listed with a real estate broker. If the owner of such property is not willing to pay any real estate commission, the Company may elect to do so. Such commission levels would be at or below applicable industry standards because if the unlisted property were listed with a broker who would otherwise be required to split its commission with the Company’s broker, the commission paid by the Company should not exceed 2.5%. We have added a footnote to this effect to the compensation table.
13. Please explain, by footnote or otherwise, why your manager will receive a fee for construction management and supervision in addition to an advisory fee that includes 2% of amounts budgeted for construction and development.
     Response: The construction management and supervision fee has been eliminated.
14. We note your response to prior comment 26. Please disclose who you intend to have perform such development activities.
     Response: The Company plans to bid construction and development jobs out to third party contractors. We have added disclosure to this effect. See “Investment Objectives and Criteria — Acquisition and Investment Policies.”
License Agreement, page 26
15. We note that your manager, and not Proinvest Realty Fund, is required to pay license fees to Olson LLC. Please revise to clarify whether you have any obligation to reimburse your manager for expenses related to the license agreement, including license fees.
     Response: The Company has no obligation to pay fees to Olson LLC or to reimburse the manager for such fees. We have added additional disclosure to this effect.

Ms. Karen Garnett
Securities and Exchange Commission
November 20, 2007

Conflicts of Interest, page 27
16. We reissue prior comment 15. Instead of the chart you have inserted on page 27, please insert a chart that clearly depicts the relationships between you, the various organizations you control (including your subsidiaries), and your manager. In addition, please include the percentage ownership of each entity by related entities.
     Response: We have replaced the chart previously inserted with a new chart, as requested.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
17. We note your added disclosure on page 31. Please disclose when you expect to begin the acquisition phase of your operations. For example, will you wait until you have completed the subscription process?
     Response: We have added disclosure to reflect that the Company expects to begin the acquisition phase as soon as they reach the minimum offering amount of $5,000,000 and break escrow.
Specific Opinions, page 38
18. We reissue prior comment 30. Please revise this section to discuss the reasons for the significant doubt expressed in the tax opinion. We note that you do not plan to seek an IRS ruling; however, that fact alone does not explain the reason for substantial doubt regarding the tax consequences. Provide similar changes under the headings “Classification as a Partnership” and “Publicly Traded Partnership,” which includes the same “more likely than not” qualification. Also, please add related risk factor disclosure as previously requested.
     Response: The tax opinion and related sections of the prospectus have been revised. Glast, Phillips & Murray, PC, has provided an unqualified opinion with regard to the issue of classification as a partnership. The “more likely than not” language has been changed to “should” on the issue of publicly traded partnership and there is disclosure explaining the reason for that language. No additional risk factor has been added because of the changes that have been made.

Ms. Karen Garnett
Securities and Exchange Commission
November 20, 2007

Exhibit 5.1 — Form of Legal Opinion
19. We note that counsel has assumed authorization, adoption, execution and delivery by or on behalf of each of the parties of the documents counsel has examined. This assumption is not appropriate with respect to documents authorized, adopted, executed, or delivered by the registrant. Please provide a revised opinion that limits this assumption to parties other than Proinvest.
     Response: We have revised our opinion to limit these assumptions to parties other than Proinvest. The revised opinion is included as Exhibit 5.1.
     If you have additional comments, please contact Amy Waters at (972) 938-9090 or (972) 776-0200.
Sincerely,
Joan Conway Waller
JCW/sdj
Enclosures
cc:     Proinvest Realty Fund, LLC